Exhibit 99.1

Perdigão S.A.	Wang Wei Chang	Perdigão is one of the largest Latin
	Chief Financial Officer	American food companies and one
Stock Exchange Ticker		of the biggest processing meat in
Symbols:	Investor Relations	the world. The company exports
	Av. Escola Politéícnica, 760	its products for more than 100
BOVESPA:	05350-901 > São Paulo > SP	countries.
PRGA3 - ON	Phone.: 55 11 3718 5301
Novo Mercado	Fax: 55 11 3718 5297	E-mail: acoes@perdigao.com.br
Www.perdigao.com.br/ri/eng
NYSE:
PDA
ADR Level III

PERDIGÃO APPEARS IN THE BOVESPA´s CORPORATE

SUSTAINABILITY INDEX ONCE AGAIN

Perdigão is one of 34 companies representing 14 sectors and

the only one from its own operating area

For the second consecutive years, Perdigão is the only company from the Meat and Derivatives sector to be part of the Corporate Sustainability Index (local acronym ISE) of the São Paulo Stock Exchange, the Bovespa, which comes into effect on Friday (1/12). The index was created last year as a pioneering initiative in Latin America and highlights shares issued by companies with a high degree of commitment to sustainability and social responsibility.

The new portfolio will be valid until November 30, 2007 and brings together 43 shares from 34 companies, representing 14 sectors. The first portfolio consisted of 34 shares issued by 28 companies from 12 different sectors. From the day of its launch — December 1, 2005 — until November 29 of this year, the ISE registered an appreciation of 34%. In 2006, it registered an accumulated rise of 28.8%.

The companies which make up the new ISE portfolio were chosen through a survey of the companies with the 150 most liquid shares on the Bovespa. The survey was undertaken by the Center of Sustainability Studies of the Business Management School of São Paulo of the Fundação Getúlio Vargas (FGV).

Perdigão entered the Novo Mercado of the Bovespa this year. The new capital structure has widened the company´s shareholder base and control, in line with that of large international corporations. The new model, which brings greater transparency and liquidity to the shareholders and investors, has strengthened the base for the company´s sustained growth.

ISE IN THE BOVESPA

The ISE reflects the return of a portfolio made up of shares of companies with the best performances in all the elements which measure corporate sustainability. It was created with the aim of becoming a benchmark for socially responsible investment and also to encourage good business practices among Brazilian companies.

The index is calculated by the Bovespa during the trading session, based on the latest prices on the spot market. The shares which comprise the ISE are selected from among those which are the most traded on the Bovespa in terms of liquidity and weighting in the portfolio by the market value of the tradable assets.

The ISE was formulated within the international Triple Bottom Line (TBL) concept which assesses environmental, social and economic and financial elements in an integrated way. The TBL principles were complemented by the addition of three other indicators: corporate governance, general characteristics and the nature of the product.